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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. ___)*

                            Hewlett-Packard Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428236103
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                                  (CUSIP Number)

                               Ms. Gretchen Dennis
          Administrative Manager of The David and Lucile Packard Trust
                                  P.O. Box 1330
                               Los Altos, CA 94023
                                 (415) 326-1333
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 428236103                   13D                      Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON                              Nancy Packard Burnett
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
3.   SEC USE ONLY
- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                                          OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       / /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
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  NUMBER OF    7.   SOLE VOTING POWER                                  1,468,380
   SHARES      -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                               71,291,190
    EACH       -----------------------------------------------------------------
  REPORTING
   PERSON      9.   SOLE DISPOSITIVE POWER                             1,468,380
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER                          71,291,190
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     72,759,570
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  / /
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   14.27%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN
- --------------------------------------------------------------------------------

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CUSIP No. 428236103                   13D                      Page 3 of 9 Pages

Item 1.   Security and Issuer.
- ------    -------------------

     This Schedule 13D relates to the Common Stock, $1.00 par value per share, of Hewlett-Packard Company (the "Company"). The principal executive offices of the Company are located at 3000 Hanover Street, Palo Alto, California 94304.

Item 2.   Identity and Background.
- ------    -----------------------

     (a)  Name:  Nancy Packard Burnett.

     (b)  Residence or business address:  P.O. Box 1330, Los Altos, CA 94023.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Director of The David and Lucile Packard Foundation.

     (d) Nancy Packard Burnett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Nancy Packard Burnett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  United States.

Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

     Not Applicable.  See Items 4 and 5(b).

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CUSIP No. 428236103                   13D                      Page 4 of 9 Pages

Item 4.   Purpose of the Transaction.
- ------    --------------------------

     Nancy Packard Burnett became one of four co-trustees (the "Co-Trustees") under the David and Lucile Packard Trust dated April 20, 1987, as amended (the "Trust"), upon (i) the death on March 26, 1996 of David Packard, grantor and sole trustee of said Trust, (ii) pursuant to Section 1.2 of said Trust, and
(iii) the execution by Nancy Packard Burnett of that certain Acceptance of Appointment to Serve as Successor Co-Trustee dated April 13, 1996.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

     According to the most recently available Form 10-Q of the Company, there are 509.9 million shares of Common Stock issued and outstanding.

     (a)  Amount beneficially owned:  72,759,570
          Percent of class:  14.27%

     (b)  The number of shares as to which Nancy Packard Burnett has:

          (i)  Sole power to vote or direct the vote: 1,468,380 shares;

          (ii)  Shared power to vote or direct the vote:  71,291,190 shares;

          (iii)  Sole power to dispose or direct the disposition of:
     1,468,380 shares;

          (iv)  Shared power to dispose or direct the disposition of:
     71,291,190 shares.

     46,587,014 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions

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CUSIP No. 428236103                   13D                      Page 5 of 9 Pages

of the Trust, over which the Co-Trustees share voting and dispositive power; 24,670,400 of the shares are held by The David and Lucile Packard Foundation, of which Nancy Packard Burnett is a director; 19,712 of the shares are held by Nancy Packard Burnett's husband; 18,868 of the shares are held by Nancy Packard Burnett as custodian for her minor children; 14,064 shares are held by her son; 387,888 of the shares are held in three trusts for the benefit of her children, of which she is the sole trustee; and 16,162 of the shares are held in trust for her family, of which she is the sole trustee. The filing of this Schedule 13D shall not be construed as an admission that Nancy Packard Burnett is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such 71,291,190 shares.

     The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

     (1)  (a)  Name:  Susan Packard Orr.

          (b)  Residence or business address:  P.O. Box 1330, Los Altos, CA
94023.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Director of the Company and Director of The David and Lucile Packard Foundation.

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CUSIP No. 428236103                   13D                      Page 6 of 9 Pages

          (d) Susan Packard Orr has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Susan Packard Orr has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:  United States.

     (2)  (a)  Name:  David Woodley Packard.

          (b)  Residence or business address:  P.O. Box 1330, Los Altos, CA
94023.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Director of the Company, Founder of the Packard Humanities Institute and the Ibycus Corporation and Director of The David and Lucile Packard Foundation.

          (d) David Woodley Packard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) David Woodley Packard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final

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CUSIP No. 428236103                   13D                      Page 7 of 9 Pages

order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:  United States.

     (3)  (a)  Name:  Julie Packard Stephens.

          (b)  Residence or business address:  P.O. Box 1330, Los Altos, CA
94023.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Director of The David and Lucile Packard Foundation and Executive Director of the Monterey Bay Aquarium.

          (d) Julie Packard Stephens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Julie Packard Stephens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:  United States.

     (c) Nancy Packard Burnett gifted 96 shares to each of her three children on March 18, 1996. The David and Lucile Packard Foundation sold 185,500 shares of Common Stock on February 20,

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CUSIP No. 428236103                   13D                      Page 8 of 9 Pages

1996 at $96.06 per share and 314,500 shares of Common Stock on February 21, 1996 at $97.08 per share.

     (d)  Only those persons identified in Item 5(b) above.

     (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
- ------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as reported in 5(b) above, there are no contracts, arrangements, understandings or relationships between Nancy Packard Burnett and any other person or entity with respect to any securities of the Company.

Item 7.   Materials to be Filed as Exhibits.
- ------    ---------------------------------

     None.

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CUSIP No. 428236103                   13D                      Page 9 of 9 Pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of April 18, 1996.




                                  /s/ NANCY PACKARD BURNETT
                                  ----------------------------------------------
                                      Nancy Packard Burnett